SSLJ.com Limited Receives 9 Patent Licenses from State Intellectual Property Office

WUHAN, China, April 24, 2018/PRNewswire/ — SSLJ.com Limited (NASDAQ: SSLJ) (the “Company”), a vertically integrated O2O home decoration service and product provider in China, announced today that the Company recently has received 9 patent licenses including 1 design patent license, 3 invention patent licenses and 5 utility model patent licenses from State Intellectual Property Office (“SIPO”), the patent office of the People’s Republic of China responsible for patent work and comprehensive coordination of foreign related affairs in the field of intellectual property.

SSLJ received patents involving a variety of smart technologies including “Intelligent Control Switch,” “Vacuum Cleaner with Stable Function,” “Smart Home System,” “Water Purifier Filter Core,” “Roller Regulator Water Purifier,” “Micro Dust Filtration and Acid-base Neutralization System,” “Stabilizing Dust Collector,” “Smart Home Alarm System,” and “Air Purifier Design.”

Mr. Wei Zheng, Chairman and Chief Executive Officer of SSLJ.com Limited, commented, “To stay competitive with the trends of the rapidly developing smart technology field, we are always eager to develop scientific research and strive to cultivate our market with a strong sense of responsibility and mission. SSLJ’s team spares no effort in improving our excellent performance in the Internet of Things industry and innovative technology in the O2O home decoration market in China.”

Mr. Wei Zheng continued, “We are so excited to receive 9 Patent Licenses from the State Intellectual Property Office. So far, SSLJ has launched four major living space styles, eight smart home systems, and ten smart living scene models. We will continue to invest in the research and development of smart homes and provide a transparent marketplace for China’s smart home industry. Looking forward, we expect to bring the smart life model to more and more families.”

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides customers with a convenient, full-service, one-stop solution for their homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi’an. For more information, please visit http://www.sslj.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the listing of the Company’s Class A ordinary shares on NASDAQ. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

In China:

SSLJ.com Limited

Ms. Wing Chuen Rhoda Lau

Chief Financial Officer

Phone: +8627-8366-8638

Email: ir@sslj.com

In the United States:

Ascent Investor Relations LLC

Ms. Tina Xiao

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com